UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a Notice of Annual General Meeting of Shareholders (including a Proxy Statement) and a Proxy Card, respectively, of Qilian International Holding Group Limited (the “Company”) relating to the Company’s 2022 Annual General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Proxy Statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Proxy Statement, because it contains important information about the Company and the 2022 Annual General Meeting of Shareholders. Copies of the Proxy Statement and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings and the Company’s annual report, free of charge, from the Company’s website at http://qilianinternational.com/, or by writing to us at Qilian International Holding Group Ltd., Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China, Attention: Secretary.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the 2022 Annual General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement filed herewith.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QILIAN INTERNATIONAL HOLDING GROUP LTD

	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Dated: August 29, 2022